Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX REIT, INC.

SUPPLEMENT NO. 6 DATED DECEMBER 27, 2018

TO

OFFERING CIRCULAR DATED APRIL 17, 2018

This offering circular supplement (“Supplement”) is part of and should be read in conjunction with the offering circular of Brix REIT, Inc. (the “Company”), dated April 17, 2018 (the “Offering Circular”). Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular.

The purpose of this Supplement is to provide (i) information on the acquisition of an investment in a student housing real estate entity; and (ii) information on shareholder distributions.

OFFERING CIRCULAR UPDATE

Investment in Real Estate Entity

On December 24, 2018, the Company invested $200,000 to acquire an approximate 1.0% interest in ACA Illinois Tier 1 Student Housing DST, a Delaware Statutory Trust (“the “Trust”) formed by ACA Illinois Tier 1 Depositor, LLC (“Depositor”). The Trust acquired that certain student housing development, commonly known as 212 East, located at 212 East Green Street, Champaign, Illinois, near the University of Illinois at Urbana-Champaign (“212 East” or the “Property”) in September 2018. The implied value of the Property is $52,065,000 after including an existing mortgage loan of $29,900,000. Our interest in the Property is equivalent to $512,038.

Arrimus Capital LLC, a related party, is the sole member of Depositor. Therefore, the acquisition of the interest in the Trust was approved by our board of directors, including the independent directors of the Company who serve as the Conflicts Committee of the board. In connection with the acquisition of our interest, we will pay our Advisor an acquisition fee of $15,361 in accordance with the terms of our advisory agreement.

212 East is a Class A student housing property located in the heart of the Campustown district. It was built in 2017 and is comprised of 110 units (428 beds) within one six-story building and offers 91 parking spaces in a garage that is restricted to resident and retail use. The dwelling units are fully furnished, including smart TVs in every bedroom and living room, in-unit washer and dryer, and full-size beds. 212 East has various amenities, including a state-of-the-art fitness center; shared and private study rooms/lounges; a community lounge with billiards, TVs and a kitchenette; and an outdoor courtyard featuring a fire pit, grilling areas and hammocks. 212 East residents also enjoy access to onsite retail space that includes a yoga studio and two restaurants.

You should carefully read the “Risk Factors” section of the Offering Circular for a description of the types of risks that we will be subject to in connection with full ownership of student housing properties, which risk factors are also fully applicable to our equity investment in the Trust.

Shareholder Distributions

On December 21, 2018, our board of directors declared distributions based on daily record dates for the period January 1, 2019 through January 31, 2019 at a rate of $0.00080645 per share per day on the outstanding shares of the Company’s common stock, which the Company will pay on February 21, 2019. The daily dividend rate of $0.00080645 per share of common stock per day represents an annualized rate of return for the month of January, if paid each day for a 365-day period, equal to 6.0% based on a $5.00 value per share of common stock.